CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL TREATMENT OF THIS LETTER HAS BEEN REQUESTED BY

GOODMAN NETWORKS INCORPORATED PURSUANT TO 17 C.F.R. § 200.83

April 26, 2013

VIA EDGAR AND FEDERAL EXPRESS

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Goodman Networks Incorporated

Registration Statement on Form S-4

Filed February 14, 2013

File No. 333-186684

Dear Mr. Spirgel:

We are submitting this letter on behalf of Goodman Networks Incorporated (the “Company”) in response to comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 13, 2013 (the “Comment Letter”), with respect to the above-referenced filing (as amended, the “Registration Statement”). Where appropriate, we have indicated the page number of the revised disclosure in Amendment No. 1 to the Registration Statement, which is being filed concurrently herewith. For your convenience, each comment from the Comment Letter is restated in bold type prior to the Company’s response to such comment.

General

1.	Please update your financial statements in accordance with Article 3-12 of Regulation S-X.

Response: The Company has revised the Registration Statement to include updated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

2.	Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of the Exchange Act. We note that as currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response: The Company confirms that the offer will be held open at least through midnight on the twentieth business day following commencement of the offer.

Risk Factors, page 20

3.	Please revise your disclosure to include a risk factor to address the additional costs and expenses you expect to incur as a result of being a reporting company. We note your disclosure on page 60 discussing the estimated increase in your SG&A expenses following this offering. In addition, please quantify the estimated additional costs you expect to incur.

Response: In response to the Staff’s comment, the Company has inserted a new risk factor entitled “The requirements of being a public company may strain our resources and divert management’s attention” on pages 36-37 of the Registration Statement.

4.	Please also include risk factor disclosure discussing that you are not subject to specific corporate governance requirements, most notably having a Board of Directors comprising of a majority of independent directors. We note your disclosure on page 98.

Response: In response to the Staff’s comment, the Company has inserted a new risk factor entitled “After completion of this offering, we will not be subject to a number of the corporate governance requirements of the SEC or of any national securities exchange or inter-dealer quotation system” on page 37 of the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED

5.	We note that you would not have met the Leverage Ratio relating to your Credit Facility as of September 30, 2012. We also note that you would not have met the Fixed Charge Coverage Ratio or the Leverage Ratio required by the Indenture relating to the Senior Secured Notes as of September 30, 2012. You should expand the existing risk factor on pages 31-32 to discuss the likelihood that you may not satisfy these ratios in the future and the ramifications for not doing so.

Response: In response to the Staff’s comment, the Company has revised the risk factor entitled “The Credit Facility imposes significant operating and financial restrictions on us…” on pages 30-31 of the Registration Statement.

The Exchange Offer, page 43

Expiration Date; Extension; Amendments, page 45

6.	We note your reservation of the right to amend the terms of the exchange offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response: The Company has revised page 44 of the Registration Statement to disclose that, in the event of a material change in the offer, including the waiver of a material condition, the Company will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Conditions to the Exchange Offer, page 50

7.	We note your disclosure on page 50 that you reserve the right “to delay the acceptance of any outstanding notes.” Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response: The Company confirms that a delay, if any, in the Company’s acceptance of the outstanding notes tendered in the offer would only be done in a manner consistent with Rule 14e-1(c). The Company anticipates that it would only delay acceptance of outstanding notes tendered in the offer due to an extension of the expiration date of the offer. As requested by the Staff, the Company has revised page 49 of the Registration Statement accordingly.

CONFIDENTIAL TREATMENT REQUESTED

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

Contractual Payment Obligations, page 73

8.	Please revise your tabular disclosure to also include your current interest payment obligations, including penalty interest, associated with your outstanding long-term debt.

Response: The Company has revised the tabular disclosure of contractual obligations on page 70 of the Registration Statement to also include the Company’s current interest payment obligations, including penalty interest, associated with the Company’s outstanding long-term debt through June 30, 2013, under the assumption that additional interest under the indenture would cease to accrue as of such date.

Internal Controls and Procedures, page 77

Changes in Accountants, page 80

9.	We note your disclosure on page 81 stating your material weaknesses had been previously communicated by your former independent registered public accounting firm and “disclosed in the Company’s Quarterly Report for the quarter ended September 30, 2011.” Please clarify this disclosure given this is your initial public offering and you have not previously been a publicly reporting company.

Response: The Company has revised the Registration Statement to remove this reference to the Company’s quarterly report for the quarter ended September 30, 2011, which was provided to current bondholders pursuant to the indenture governing the outstanding notes.

CONFIDENTIAL TREATMENT REQUESTED

RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY

GOODMAN NETWORKS INCORPORATED1

10.	Please identify the “specified executive officer” that was subject of the internal investigation related to allegations of instructing company personnel to withhold material information from Ernst & Young. We note your disclosure on page 81.

Response: The Company respectfully acknowledges the Staff’s comment *****. As discussed between Haynes and Boone, LLP, the Company’s outside legal advisor, and a member of the Staff per telephone conference on April 18, 2013, the Company does not believe that the disclosure of the identity of the “specified executive officer” is required by Item 304 of Regulation S-K or that such information is otherwise material to an investment decision of a holder of the Company’s notes. Item 304(a)(1)(iv)(A) of Regulation S-K requires the Company to “describe each such disagreement.” As set forth on page 77 of the Registration Statement, the Company has disclosed that its board of directors engaged the Company’s external counsel to conduct the Investigation into whether material information was withheld from external auditors or if instructions were given to Company personnel to withhold such information. Based on the documents reviewed and interviews conducted pursuant to the Investigation, the Company’s external counsel reported that no credible evidence was found to conclude that material information was withheld from Ernst & Young or that the specified senior executive officer of the Company instructed Company personnel to withhold material information from Ernst & Young. Accordingly, because the Investigation cleared the officer of the actions described in the allegations, the Company does not believe that the identity of the officer is material to investors or is therefore necessary to be to disclosed to fully describe the disagreement. Further, the Company believes that disclosure of the identity of the specified executive officer would bring unnecessary public scrutiny to the matter based on an unfounded claim.

11.	We note your statement that outside counsel discussed “the procedures and parameters of the Investigation with the board of directors as well as KPMG.” Tell us what role KPMG played in scoping the Investigation prior to its engagement.

Response: The Company advises the Staff that KPMG’s role in scoping the Investigation prior to KPMG’s engagement was to ensure that the scope of the Investigation was sufficient to meet KPMG’s client acceptance process.

[1]	GOODMAN NETWORKS INCORPORATED REQUESTS THAT THE UNDERLINED INFORMATION BELOW BE TREATED AS CONFIDENTIAL INFORMATION AND THAT THE COMMISSION PROVIDE TIMELY NOTICE TO THE CONTACT PERSON IDENTIFIED ON PAGE 8 BEFORE PERMITTING ANY DISCLOSURE OF THE UNDERLINED INFORMATION.

CONFIDENTIAL TREATMENT REQUESTED

Executive Compensation, page 99

Summary Compensation Table, page 99

12.	It appears your bonus compensation disclosure with respect to Mr. James Johnson is incorrect in the table, and also in the accompanying footnote 11. For example, we note your disclosure on page 102 that in addition to an annual bonus awarded to Mr. Johnson in 2012, Mr. Johnson was also awarded a discretionary bonus in the amount of $1,077,500 for his 2012 performance. However, your tabular disclosure indicates only a bonus amount of $520,000 awarded to Mr. Johnson in 2012. Please advise or revise.

Response: The Company has revised footnote 11 to the Summary Compensation Table appearing on page 97 of the Registration Statement to state that the bonus amount of $520,000 reported in the Summary Compensation Table for Mr. Johnson consists of a bonus in the amount of $42,500 that the Company paid to Mr. Johnson pursuant to his employment agreement in January 2012 and the last $477,500 of a $1,077,500 bonus that was paid to Mr. Johnson in August 2012, which portion related to his performance during 2012. The Company advises the Staff that the first $600,000 of such $1,077,500 bonus was awarded to Mr. Johnson in respect of his performance during the year ended December 31, 2011, and therefore is not included in the calculation of Mr. Johnson’s compensation for the year ended December 31, 2012.

13.	We note you report 2012 “All Other Compensation” disclosure in the table with respect to Mr. Ron Hill of $2,571,725. Please quantify the specific perquisites and personal benefits that exceed the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for Mr. Hill. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Response: The Company advises the Staff that the “All Other Compensation” column in the Summary Compensation Table for Mr. Ron Hill includes gross-ups for the payment of taxes in the amount of $1,437,848, which number was overstated in the initial filing of the Registration Statement. The Company has revised the Summary Compensation Table and footnote 8 thereto appearing on pages 96-97 of the Registration Statement to correct the amount of gross-ups for the payment of taxes and to describe any individual perquisites that exceed the greater of $25,000 and 10% of all perquisites.

CONFIDENTIAL TREATMENT REQUESTED

Certain Relationships and Related Party Transactions, page 110

14.	Please revise your disclosure on page 111 to provide the remaining debt balance owed by Mr. John Goodman that was forgiven by the company on April 28, 2012.

Response: The Company has revised page 108 of the Registration Statement in response to the Staff’s comment.

Note 8. Shareholders’ Equity (Deficit), page F-19

15.	We note that in June 2011 you repurchased common stock at $65.46 per share. We also note that in November and December of 2011 you repurchased common stock at $102.91 per share. We note your disclosure that the purchases at $102.91 per share were executed at fair value and we note that all of these transactions were with your principal shareholders. Tell us if the common stock repurchased in June was at fair value. In this regard, tell us how you determined the fair value of the repurchased stock in June, November and December 2011.

Response: The Company advises the Staff that the shares of common stock and warrants to purchase common stock that were repurchased in June 2011 at a price of $65.46 per share, on an as-converted basis, were repurchased pursuant to a privately negotiated, arms-length transaction between the Company and its private equity sponsor. Accordingly, the Company believes that the repurchases in June 2011 occurred at fair value. Such price per share equated to an enterprise value of the Company of approximately $240 million, or a multiple of six times the Company’s adjusted EBITDA for the trailing twelve months ended December 31, 2010, which is the methodology that the Company believes its private equity sponsor used in valuing the Company. The Company used what it believes was the same methodology of determining enterprise value when repurchasing shares in November and December 2011, pursuant to which the Company determined that the fair market value of the Company’s common stock was equal to $120.91 per share based upon the Company’s adjusted EBITDA for the twelve months ended September 30, 2011. Such determination was supported by a retrospective valuation performed by a third-party valuation specialist in October 2012, which valued the Company’s common stock at $125 per share as of September 30, 2011.

CONFIDENTIAL TREATMENT REQUESTED

Note 9. Share-Based Compensation and Warrants, page F-20

16.	We note that in December 2011 you settled 11,074 outstanding stock option awards with certain employees of the company at a price of $120.91 per share, which equaled the intrinsic value of the options at the settlement date. Tell us how you determined that the price per share paid in the option settlement represented the intrinsic value.

Response: The Company advises the Staff that the Company used what it believes was the methodology discussed in the response to comment 15 of basing the Company’s enterprise value at a multiple of 6 times the Company’s trailing twelve-months’ adjusted EBITDA as of September 30, 2011 in determining the fair market value of the shares underlying the options to be equal to $120.91 per share. Such determination was supported by a retrospective valuation performed by a third-party valuation specialist in October 2012, which valued the Company’s common stock at $125 per share as of September 30, 2011.

Should the Staff have additional questions or comments concerning the foregoing, please contact Greg R. Samuel, Esq. at (214) 651-5645.

Sincerely,

/s/ Greg R. Samuel
Greg R. Samuel Haynes and Boone, LLP (214) 651-5645 Greg.Samuel@haynesboone.com

cc:	Reid Hooper

Terry French

Michael Henderson

John A. Goodman, Executive Chairman, Goodman Networks Incorporated

Ron B. Hill, Chief Executive Officer, Goodman Networks Incorporated

Randal S. Dumas, Chief Financial Officer, Goodman Networks Incorporated

Matthew L. Fry, Esq.